Exhibit 99.1

Silicon Motion Announces Results for the Period Ended December 31, 2012

Fourth Quarter 2012

Financial Highlights

•	Net sales decreased 8% quarter-over-quarter to US$70.6 million from US$77.1 million in 3Q12

•	Gross margin (non-GAAP1) decreased to 44.6% from 46.4% in 3Q12

•	Operating expenses (non-GAAP) increased to US$17.8 million from US$15.8 million in 3Q12

•	Operating margin (non-GAAP) decreased to 19.5% from 25.9% in 3Q12

•	Diluted earnings per ADS (non-GAAP) decreased to US$0.36 from US$0.54 in 3Q12

Business Highlights

•	Achieved US$281.4 million annual revenue and US$1.73 EPS (non-GAAP), both highest in our history

•	Began sampling our next generation, 55nm eMMC 4.5 controller and expect to enter mass production in the first quarter of 2013

•	Began sampling our fifth generation, single die GSM/EDGE/HSPA/LTE transceiver incorporating better performance and lower cost

•	Began shipping our LTE transceivers to support four new Samsung LTE smartphones launched in the Korean market in the first quarter of 2013

•	Expanded our eMMC wins beyond smartphones and tablets with new wins with two leading gaming consoles, as well as smart TVs and set-top boxes

Taipei, Taiwan, February 5, 2013 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended December 31, 2012. For the fourth quarter of 2012, net sales decreased 8% quarter-over-quarter to US$70.6 million from US$77.1 million in the third quarter of 2012. Net income (non-GAAP) decreased in the fourth quarter to US$12.4 million or US$0.36 per diluted ADS from a net income of US$18.7 million or US$0.54 per diluted ADS in the third quarter of 2012.

Net income (GAAP) for the fourth quarter of 2012 decreased quarter-over-quarter to US$7.9 million or US$0.23 per diluted ADS from a net income of US$15.6 million or US$0.46 per diluted ADS in the third quarter of 2012.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, acquisition-related charges, foreign exchange gain (loss), litigation expenses, gains from settlement of litigation, and impairment of long-term assets. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

Fourth Quarter 2012 Financial Review

Commenting on the results of the fourth quarter, Silicon Motion’s President and CEO, Wallace Kou, said:

“2012 was a record year for us. We delivered our highest annual revenue and EPS in our Company’s history. We had a solid finish to the year and executed well in transitioning our growth to our New Growth Products, primarily our eMMC controllers and LTE transceivers. In 2012, our New Growth Product sales grew almost 140% from the prior year and accounted for 31% of our total revenue.

Our fourth quarter results were largely as expected and as communicated. Our overall quarterly revenue fell slightly, primarily due to third quarter’s accelerated sales of LTE transceivers to Samsung for its Galaxy S3 LTE smartphone—sales that we had originally planned for the fourth quarter. Our eMMC controller sales were flat sequentially due to strong pre-holiday sales build in the third quarter. Controllers for our bundled card sales increased sequentially while our retail card controller sales declined. USB flash drive controller sales were up modestly.

We believe that our business remains very well positioned for further growth led by our New Growth Products. We anticipate that sales of our eMMC 4.41 controllers, with which we have had tremendous success and are shipping to both Samsung and SK Hynix, will continue to grow strongly this year. Additionally, I am pleased to announce that our new eMMC 4.5 controller, an even higher performance and more cost competitive 55nm solution, has successfully taped out and is currently being sampled by our flash partners; we expect this product to enter mass production in the first quarter of 2013. Also, our new fifth generation LTE transceiver, a single die 55nm GSM/EDGE/HSPA/LTE solution that is higher performance and lower cost, is in final qualification with Samsung. We are honored to be Samsung’s LTE transceiver partner and are pleased with Samsung’s phenomenal success in bringing successive generations of world-class LTE smartphones and tablets to market.”

Sales

Net sales in the fourth quarter of 2012 were US$70.6 million, a decrease of 8% compared with the previous quarter. For the quarter, mobile storage products accounted for 75% of net sales and mobile communications 21% of net sales.

Net sales of our mobile storage products, which primarily include flash memory cards, USB flash drives, SSD and embedded flash controllers, increased slightly sequentially in the fourth quarter to US$52.9 million.

Net sales of mobile communication products, which primarily include handset transceivers and mobile TV IC solutions, decreased 32% from the third quarter to US$14.9 million in the fourth quarter of 2012.

Gross and Operating Margins

Gross margin (non-GAAP) decreased to 44.6% in the fourth quarter from 46.4% in the third quarter of 2012. GAAP gross margin decreased to 43.0% in the fourth quarter from 46.3% in the third quarter of 2012.

Operating expenses (non-GAAP) were US$17.8 million, which was higher than the US$15.8 million expended in the third quarter. Research and development expenditures (non-GAAP) were US$12.3 million, which was higher than the US$10.0 million in the previous quarter. Selling and marketing expenses (non-GAAP) were US$3.1 million, which was lower compared to the US$3.6 million in the previous quarter. General and administrative expenses (non-GAAP) were US$2.4 million, which was higher compared to the US$2.2 million in the previous quarter. Stock-based compensation was US$3.4 million in the fourth quarter, unchanged compared to the third quarter. There were no acquisition-related charges in the fourth quarter of 2012.

Operating margin (non-GAAP) was 19.5%, a decrease from 25.9% in the previous quarter. GAAP operating margin was 13.2% for the fourth quarter, a decrease from 21.5% in the third quarter.

Other Income and Expenses

Net total other income (non-GAAP) was US$0.3 million, a slight decrease from US$0.4 million in the third quarter. GAAP net total other income was US$0.2 million, a decrease from a net total other income of US$0.8 million in the third quarter. The increase in GAAP net total other income was primarily due to a foreign exchange gain in the third quarter of US$0.4 million compared to a foreign exchange loss in the fourth quarter of less than US$0.1 million.

Earnings

Net income (non-GAAP) was US$12.4 million for the fourth quarter of 2012, a decrease from US$18.7 million in the third quarter. Diluted earnings per ADS (non-GAAP) were US$0.36 in the fourth quarter, a decrease from US$0.54 in the third quarter.

GAAP net income was US$7.9 million for the fourth quarter, a decrease from the net income of US$15.6 million in the third quarter. Diluted GAAP earnings per ADS in the fourth quarter were US$0.23, a decrease from US$0.46 in the previous quarter.

Balance Sheet

Cash and cash equivalents, and short-term investments increased to US$169.6 million at the end of the fourth quarter of 2012 from US$146.6 million at the end of the third quarter.

Cash Flow

Our cash flows were as follows:

3 months ended December 31, 2012

(In US$ millions)
Net income	7.9
Depreciation & amortization	1.5
Changes in operating assets and liabilities	(4.3)
Others	3.7

Net cash provided by (used in) operating activities	8.8

Acquisition of property and equipment	(1.3)
Others	(0.3)

Net cash provided by (used in) investing activities	(1.6)

Others	0.1

Net cash provided by (used in) financing activities	0.1

Effects of changes in foreign currency exchange rates on cash	0.9

Net increase (decrease) in cash and cash equivalents	8.2

During the fourth quarter of 2012, we had US$1.3 million of capital expenditures primarily relating to the purchase of testing equipment, software and design tools.

Business Outlook:

Silicon Motion’s President and CEO, Wallace Kou, added:

“For full year 2013, we believe we are well positioned to grow our revenue 10% to 20% led by our New Growth Products. In the first quarter, we expect our eMMC controller sales to grow sequentially and LTE sales to decrease as Samsung’s flagship smartphone and tablet models are in transition. Additionally, while our sales of card and USB flash drive controllers to module maker customers will be seasonally down as expected, our large OEM customer is rebalancing its card and wafer sales, and this will negatively affect our sales temporarily in the first quarter of 2013. In the second quarter, we expect our eMMC controller sales to continue growing, our LTE sales to pick-up, and our card and USB flash drive sales to rebound.”

For the first quarter of 2013, management expects:

•	Revenue to be down 15% to 25% sequentially

•	Gross margin (non-GAAP) to be in the 44% to 46% range

•	Operating expenses (non-GAAP) of approximately US$17 to US$18 million

For the full year 2013, management expects:

•	Revenue to be up 10% to 20% compared with full year 2012

•	Gross margin (non-GAAP) to be in the 46% to 48% range

•	Operating expenses (non-GAAP)of approximately US$73 to US$78 million

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on February 5, 2013.

(Speakers)

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 718 354 1231

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 8815 6088

REPLAY NUMBERS (for 7 days):

USA (Toll Free):1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 8815 6088

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation, acquisition-related charges and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP selling, general, and administrative expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Acquisition-related charges consist of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. We consider our operating results without these charges when evaluating our ongoing performance and forecasting our earnings trends, and therefore exclude such charges when presenting non-GAAP financial measures. We believe that the assessment of our operations excluding these costs is relevant to our assessment of internal operations and comparisons to the performance of our competitors. Acquisition-related charges include the following:

•	Amortization of intangible assets relates to the amortization of core technology, customer relationship, and other intangibles acquired as part of an acquisition.

Foreign exchange gains and losses prior to January 1, 2012, consist of translation gains and/or losses of non-NT$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-NT$ currencies against the NT$. Beginning January 1, 2012, due to a change in functional currency of our largest operating subsidiary, we changed our reporting currency from the NT$ to US$ and subsequently our foreign exchange gains and losses now consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Other non-recurring items:

•

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

•

Vendor dispute charges relate to the write down of certain unsalable inventory due to defects in the components provided by our vendor. These parts were supplied to us at a quality below levels previously specified and agreed. All parts known to be defective have been identified and are within our control. We have resolved this matter with our vendor and recovered in 1Q 2013 the full value of the inventory being written off. This charge (as well as the amount recovered) has been excluded from our non-GAAP results as we believe this is an unusual, non-recurring and unplanned activity.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2011 (US$)	Sep. 30, 2012 (US$)	Dec. 31, 2012 (US$)
Net Sales	67,146	77,066	70,605
Cost of sales	33,762	41,424	40,251

Gross profit	33,384	35,642	30,354
Operating expenses
Research & development	12,389	12,076	14,296
Sales & marketing	4,312	4,234	3,799
General & administrative	2,604	2,776	2,968

Operating income	14,079	16,556	9,291

Non-operating income (expense)

Gain on sale of investments	5	1	—
Interest income, net	226	378	400
Foreign exchange gain (loss),net	(1,079)	362	(49)
Others, net	4	17	(118)

Subtotal	(844)	758	233

Income before income tax	13,235	17,314	9,524
Income tax expense (benefit)	992	1,692	1,595

Net income	12,243	15,622	7,929

Basic earnings per ADS	$0.39	$0.48	$0.24
Diluted earnings per ADS	$0.37	$0.46	$0.23

Margin Analysis:
Gross margin	49.7%	46.3%	43.0%
Operating margin	21.0%	21.5%	13.2%
Net margin	18.2%	20.3%	11.2%

Additional Data:
Weighted avg. ADS equivalents[2]	31,053	32,428	32,468
Diluted ADS equivalents	33,315	33,647	33,820

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Dec. 31, 2011 (US$)	Sep. 30, 2012 (US$)	Dec. 31, 2012 (US$)
GAAP net income	12,243	15,622	7,929
Stock-based compensation:
Cost of sales	78	114	107
Research and development	1,541	2,092	2,030
Sales and marketing	679	679	688
General and administrative	463	543	532

Total stock-based compensation	2,761	3,428	3,357

Non-recurring items:
Vendor dispute	—	—	1,057
Litigation expenses	(19)	—	31

Foreign exchange loss (gain),net	1,079	(362)	49

Non-GAAP net income	16,064	18,688	12,423

Shares used in computing non-GAAP diluted earnings per ADS	34,210	34,547	34,518

Non-GAAP diluted earnings per ADS	$0.47	$0.54	$0.36

Non-GAAP gross margin	49.8%	46.4%	44.6%
Non-GAAP operating margin	25.1%	25.9%	19.5%

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages, and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2011 (US$)	Dec. 31, 2012 (US$)
Net Sales	224,301	281,371
Cost of sales	116,067	149,650

Gross profit	108,234	131,721
Operating expenses
Research & development	40,565	50,975
Sales & marketing	14,561	15,919
General & administrative	11,365	12,157
Amortization of intangible assets	791	—

Operating income	40,952	52,670

Non-operating income ( expense )
Gain on sale of investments	10	2
Interest income, net	522	1,372
Foreign exchange gain (loss),net	5,749	390
Others, net	14	(100)

Subtotal	6,295	1,664

Income before income tax	47,247	54,334
Income tax expense	5,789	7,117

Net income	41,458	47,217

Basic earnings per ADS	$1.34	$1.46

Diluted earnings per ADS	$1.28	$1.40

Margin Analysis:
Gross margin	48.3%	46.8%
Operating margin	18.3%	18.7%

Weighted average ADS:
Basic	30,771	32,315
Diluted	32,343	33,626

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Year Ended
	Dec. 31, 2011 (US$)	Dec. 31, 2012 (US$)
GAAP net income	41,458	47,217
Stock-based compensation:
Cost of sales	254	375
Research and development	5,046	7,055
Sales and marketing	2,059	2,494
General and administrative	1,513	1,878

Total stock-based compensation	8,872	11,802

Acquisition related charges:
Amortization of intangible assets	791	—
Non-recurring items:
Vendor dispute	—	1,057
Litigation expenses	20	31
Foreign exchange loss (gain), net	(5,749)	(390)

Non-GAAP net income	45,392	59,717

Shares used in computing non-GAAP diluted earnings per ADS	33,489	34,459

Non-GAAP diluted earnings per ADS	$1.35	$1.73

Non-GAAP gross margin	48.4%	47.3%
Non-GAAP operating margin	22.6%	23.3%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Dec. 31, 2011 (US$)	Sep. 30, 2012 (US$)	Dec. 31, 2012 (US$)
Cash and cash equivalents	88,763	146,570	154,734
Short-term investments	2,980	—	14,882
Accounts receivable (net)	38,222	37,593	35,983
Inventories	30,315	36,801	32,143
Refundable deposits-current	15,193	15,240	15,283
Deferred income tax assets (net)	1,078	2,565	2,369
Prepaid expenses and other current assets	3,012	3,248	3,018

Total current assets	179,563	242,017	258,412

Long-term investments	178	178	178
Property and equipment (net)	24,728	23,490	23,386
Goodwill and intangible assets(net)	38,756	35,465	35,472
Other assets	7,382	4,835	5,339

Total assets	250,607	305,985	322,787

Accounts payable	20,997	27,502	26,642
Income tax payable	3,306	3,506	4,668
Accrued expenses and other current liabilities	18,420	21,216	25,087

Total current liabilities	42,723	52,224	56,397
Other liabilities	3,103	3,922	4,124

Total liabilities	45,826	56,146	60,521
Shareholders’ equity	204,781	249,839	262,266

Total liabilities & shareholders’ equity	250,607	305,985	322,787

Note: Our 2011 US$ financial numbers are translated from NT$, as previously disclosed. Beginning January 1, 2012, our reporting currency is the US$.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions for the multimedia consumer electronics market. We have two major product lines, mobile storage and mobile communications. Our mobile storage business is composed of microcontrollers used in NAND flash memory storage products such as flash memory cards, USB flash drives, SSDs, and embedded flash applications. Our mobile communications business is composed primarily of handset transceivers and mobile TV IC solutions.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s expected 2013 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; demand, adoption and sales of our New Growth Products; the effect, if any, on the price of our ADS as a result of the implementation, if at all, of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2012, as amended on May 15, 2012. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com